Orbit Innovations Group Inc.	(307) 381-0288 info@orbit-innovations.com Vrabci 9, Prague, Czech Republic 18200

 March 24, 2025

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

www.sec.gov

Re:	Orbit Innovations Group Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed February 11, 2025 File No. 333-283342

Dear Alyssa Wall,

We received your letter dated March 10, 2025, pursuant to the Securities Exchange Act of 1933, as amended, please find enclosed the Company’s Amendment No. 3 to its Registration Statement on Form S-1, which amends Amendment No. 2 filed on February 11, 2025. Amendment No. 3 reflects the changes made to Amendment No. 2. In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Amendment No. 2 to Registration Statement on Form S-1 Filed February 11, 2025

Management's Discussion and Analysis or Plan of Operation, page 16

1.	Please revise to include discussion of the three months ended December 31, 2024. Refer to Item 303(c) of Regulation S-K.

Response: We have revised the Management’s Discussion and Analysis section to include a discussion of the three months ended December 31, 2024.

Description of Business

Government Regulation, page 25

2.	We note that you have commenced operations. Revise this disclosure accordingly, if applicable. Refer to Item 101(h)(4)(ix) of Regulation S-K.

Response: We have revised this disclosure accordingly.

Unaudited Financial Statements

Statements of Operations, page F-10

3.

Based on the share activity reflected on page F-11, it appears that the weighted average number of common shares outstanding for the three months ended December 31, 2024 was 2,544,000. Please revise accordingly.

Response: We have revised the weighted average number of common shares outstanding for the three months ended December 31, 2024 to 2,544,000.

1

4.	Your statements of operations and cash flows should include a comparable period of the preceding fiscal year, i.e. inception to December 31, 2023. Refer to Rule 8-03 of Regulation S-X.

Response: We have revised our statements of operations and cash flows to include the comparable period from inception (December 7, 2023) to December 31, 2023.

Item 16. Exhibit Index, page II-2

5.

Please include the consent associated with your counsel's legal opinion as a separate exhibit to the Registration Statement. This additional exhibit may cross reference to the Opinion of Counsel filed as Exhibit 5.1. Refer to Item 601(b)(23)(i) of Regulation S-K.

Response: We have filed counsel’s consent as a separate exhibit in accordance with Item 601(b)(23)(i) of Regulation S-K.

Sincerely,

/s/ Svetlana Belychova
Svetlana Belychova, President

2